RECEIVED

2009 FEB -9 A 11:25

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

[redacted]

09045293

05 January 2009

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st December 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAR 2 2009 E
THOMSON REUTERS

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Director/PDMR Shareholding	08 December 2008	08 December 2008	DTR3.1.4
2. Regulatory Announcement – Share Purchase by Employee Trust	08 December 2008	08 December 2008	DTR3.1.4
3. Regulatory Announcement – Share Purchase by Employee Trust	15 December 2008	15 December 2008	DTR3.1.4
4. Regulatory Announcement – Share Purchase by Employee Trust	22 December 2008	22 December 2008	DTR3.1.4
5. Regulatory Announcement – 2008 Annual Report and Accounts	31 December 2008	31 December 2008	DTR4.1.3

Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	14:24 08-Dec-08
Number	7241J14

RNS Number : 7241J
Paragon Group Of Companies PLC
08 December 2008

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC

....

2. Name of director
TERENCE C. ECCLES

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR PERSONALLY

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

TERENCE C. ECCLES

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
DIRECTOR PERSONALLY

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
PURCHASE OF SHARES

....

7. Number of shares / amount of stock acquired
80,000

....

8. Percentage of issued class
0.0268%

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
ORDINARY SHARES OF £1.00

....

12. Price per share
£0.41

....

13. Date of transaction

5 DECEMBER 2008

....

14. Date company informed

6 DECEMBER 2008

....

15. Total holding following this notification
80,000

....

16. Total percentage holding of issued class following this notification
0.0268%

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which

options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
JOHN G. GEMMELL
0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
JOHN G. GEMMELL

....

Date of Notification

8 DECEMBER 2008

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Share Purchase by Employee Trust
Released	16:03 08-Dec-08
Number	7412J16

RNS Number : 7412J
Paragon Group Of Companies PLC
08 December 2008

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 5 December 2008 The Paragon Group of Companies PLC Employee Trust purchased 143,705 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 40.487p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 1,575,207.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Share Purchase by Employee Trust
Released	12:34 15-Dec-08
Number	1444K12

RNS Number : 1444K
Paragon Group Of Companies PLC
15 December 2008

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 12 December 2008 The Paragon Group of Companies PLC Employee Trust purchased 179,550 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 41.1283p per share.

These shares were purchased to meet awards as they mature and are exercised under The Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 1,754,757.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	PURCHASE OF SHARES BY EMPLOYEE TRUST
Released	10:58 22-Dec-08
Number	5858K10

RNS Number : 5858K
Paragon Group Of Companies PLC
22 December 2008

22 December 2008

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 19 December The Paragon Group of Companies PLC Employee Trust purchased 227,949 ordinary shares of £1 each in The Paragon Group of Companies PLC ("the company") at 42.5493p per share.

These shares were purchased to meet awards as they mature and are exercised under The Paragon Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by the various Paragon Group of Companies PLC's various Employee Trusts is 1,982,706.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	2008 Annual Report and Accounts
Released	10:02 31-Dec-08
Number	9406K10

RNS Number : 9406K
Paragon Group Of Companies PLC
31 December 2008

2008 ANNUAL REPORT AND ACCOUNTS

Two copies of The Paragon Group of Companies PLC's annual report and accounts for the year ended 30 September 2008, Summary of the principal terms of the Paragon UK Sharesave Plan 2009 and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Telephone Number: 020 7066 1000

Enquiries:

John Gemmell, Company Secretary

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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